SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 1-4982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PARKER RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PARKER-HANNIFIN CORPORATION
6035 PARKLAND BOULEVARD
CLEVELAND, OHIO 44124-4141

Parker Retirement Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
the Parker Retirement Savings Plan
Cleveland, Ohio

Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Benefits of the Parker Retirement Savings Plan (the “Plan”) as of December 31, 2023 and 2022 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2019.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY

Cleveland, Ohio

June 25, 2024

Parker Retirement Savings Plan

Statements of Net Assets Available for Benefits
At December 31, 2023 and 2022

(Dollars in Thousands)	2023	2022
ASSETS
Plan investments at fair value (Note 4)	$6,623,047	$5,302,804
Plan investments at contract value (Note 5)	494,728	551,369
Notes receivable from participants	87,420	78,865
Employer contribution receivable	78,357	62,041
Participants' contribution receivable	2,413	2,217
Total assets	7,285,965	5,997,296
LIABILITIES	—	—
Net assets available for benefits	$7,285,965	$5,997,296
The accompanying notes are an integral part of these financial statements.

Parker Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2023 and 2022

(Dollars in Thousands)	2023	2022
ADDITIONS
Participants’ contributions	$236,202	$219,478
Employer contributions	181,767	157,884
Net appreciation in fair value of Plan investments	1,535,672	—
Dividend and interest income on Plan investments	33,674	30,885
Interest income on notes receivable from participants	4,837	3,859
Total additions	1,992,152	412,106
DEDUCTIONS
Distributions to participants	701,331	643,602
Net depreciation in fair value of Plan investments	—	888,191
Administrative fees	2,152	2,597
Total deductions	703,483	1,534,390
Net increase (decrease)	1,288,669	(1,122,284)
Net assets available for benefits - beginning of year	5,997,296	7,119,580
Net assets available for benefits - end of year	$7,285,965	$5,997,296
The accompanying notes are an integral part of these financial statements.

Parker Retirement Savings Plan

Notes to Financial Statements
December 31, 2023 and 2022
(Dollars in thousands)

1. Description of the Plan
General
The Parker Retirement Savings Plan (the Plan) is sponsored by Parker Hannifin Corporation (the Company). The Plan is subject to Sections 401(a) and 401(k) of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the Plan provides only general information and participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan available to U.S. domestic regular full-time and part-time non-union employees, and some union employees (if negotiated). Employees are eligible for participation in the Plan the first day of the month following their date of hire and are generally automatically enrolled in the Plan after completion of 30 days from the initial hire or rehire date. A separate Retirement Income Account (RIA) also exists within the Plan. Some of the Company’s employees participate in the RIA in lieu of participating in a defined benefit plan. Similar to a defined benefit plan, participants do not make contributions to the RIA. The Plan is subject to Sections 401(a) and 401(k) of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Participant Contributions
Participants may elect to contribute, through payroll deductions, not less than one percent nor more than 75 percent of their total compensation for a plan year, and may change such percentage upon request. Participants can elect to make before-tax, after-tax, and/or Roth contributions. Employee contributions and their associated Company matching contributions are primarily recorded in the period that payroll deferrals are deducted from participants. Contributions are subject to certain limitations.
Participants may designate one or more of several available funds within the Plan in which their contributions are to be invested, and may suspend their employee contributions at any time. Investment fund elections may be changed at any time. Employees have the flexibility to invest their RIA contributions in any investment fund (except the Parker Stock Fund) offered by the Plan. During 2022, the Vanguard investment offerings (*) were transferred from mutual funds into common/collective fund equivalents. During 2023, two investment fund changes occurred: Dodge & Cox International Stock Fund Class I was replaced with Callan International Equity Fund Class F and PIMCO Total Return Portfolio was replaced with Callan Core Bond Fund Class F. The available investment funds are:

Common/Collective funds:

(a)Vanguard Institutional 500 Index Trust*: A collective investment trust invested in Institutional Select shares of the Vanguard 500 Index Fund which employs a "passive management" or indexing investment approach designed to track the performance of the S&P's 500 Index.

(b)Vanguard Institutional Extended Market Index Trust*: A collective investment trust invested in Institutional Select shares of the Vanguard Institutional Extended Market Index Fund which employs an indexing investment approach designed to track the performance of the S&P's Completion Index.

(c)Vanguard Institutional Total Bond Market Index Trust*: A collective investment trust invested in Institutional Select shares of the Vanguard Total Bond Market Index Fund which employs an indexing investment approach designed to track the performance of the Bloomberg U.S. Aggregate Float Adjusted Bond Index. The fund maintains a dollar-weighted average maturity consistent with that of the index.

(d)Vanguard Institutional Total International Stock Market Index Trust*: A collective investment trust invested in Institutional Select shares of the Vanguard Total International Stock Index Fund which employs an indexing investment approach designed to track the performance of the FTSE Global All Cap ex US Index.

(e)Callan GlidePath Funds: Twelve common/collective funds which provide a target retirement date investment option to help participants diversify their assets. These funds invest in a diversified mix of asset classes and investment styles that become increasingly conservative over time using both actively and passively managed investments. These GlidePath funds allocate their assets across a broad range of underlying strategies, including global equities, broadly diversified fixed income and private real estate.

(f)Callan Small Cap Equity Fund: A common/collective fund which utilizes underlying funds that primarily invest in the equity securities of small and mid-capitalization companies across diversified economic sectors. This fund holds stocks issued by small and mid-sized companies domiciled primarily within the United States.

(g)Callan Diversified Real Assets Fund: The fund invests in underlying funds that allocate to asset classes expected to perform well in periods of rising or high inflation, including: infrastructure equity, natural resources equity, public real estate equity, private commercial real estate, and certain bonds and fixed income securities (such as inflation-indexed bonds, U.S. Treasury and agency bonds, and floating rate debt). The underlying funds used in this investment fund manage diversified portfolios of equity, fixed income and private commercial real estate.

(h)Callan Core Bond Fund: The fund invests in high quality bonds and other fixed-income securities, including U.S. government obligations, corporate bonds, mortgages and asset-backed securities.

(i)Callan International Equity Fund: The fund is a low-cost institutional Collective Investment Trust (CIT) sponsored and maintained by Great Gray Trust Company, LLC as Trustee. The Fund is completely open-architecture and all underlying funds are managed by third party investment management firms. The Fund utilizes a broad range of underlying strategies managed by a diverse group of investment management organizations, each with a demonstrated expertise in their area of focus.

Equity securities funds:

(j)Parker Stock Fund: Invested primarily in common shares of the Company purchased on the open market. The Plan restricts participants from investing more than 50 percent of their account balance in the Parker Stock Fund.

(k)JPMorgan Analyst Large Cap Core Fund: A managed account with an objective of outperforming the S&P 500 Index by approximately two percent annualized over a market cycle; generally, a three to five-year time frame.

Other:

(l)BrokerageLink Account: This account allows participants to invest in a vast array of investments, including mutual funds, closed-end funds and real estate investment trusts offered from Fidelity Investments (Fidelity) and other companies.

Fully benefit-responsive contract fund:

(m)Contract Income Fund: A fully benefit-responsive investment contract fund invested primarily in high-quality fixed income investments, such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage and other asset-backed securities. Each of these investments typically provide a stable rate of return for a specific period. See Note 5 for a further description of this fund.

Participant Accounts
The Plan utilizes the unit value method for allocating Plan earnings for all funds. Unit values are determined daily and exclude contributions receivable and benefits payable.

Parker-Hannifin Corporation Contributions
Effective January 1, 2022, the Plan amended company matching contributions to provide an amount equal to 100 percent of the first five percent of participants' pre-tax or Roth contributions. The Company does not match after-tax contributions. Participants may direct their Company matching funds to any investment fund within the Plan; the default option is the investment fund designated by the Company's Investment Committee. Similar to participant contributions, Company matching contributions may be changed at any time. Also, the Company makes an annual contribution to eligible participants' RIA accounts. A flat three percent annual contribution of eligible compensation, with some grandfathered participants receiving annual contributions calculated at a higher percent of eligible compensation. Under the RIA, no participant receives less than the flat three percent contribution.
Notes Receivable from Participants
Generally, the Plan has a loan provision which allows active participants to borrow a minimum of five hundred dollars up to the lesser of (a) 50 percent of their account balance or (b) fifty thousand dollars less the largest outstanding loan balance in the last 12 months. Participants may not borrow or withdraw any funds from their RIA account. Participant loans must be repaid over a period from one year to 4 1/2 years for general purpose loans and up to 10 years for residential loans. The applicable interest rate is equal to one percent above the published prime rate on the last day of the previous quarter. Due to various acquired plan transfers, some participant loans may have interest rates and repayment terms that differ from the Plan’s loan provisions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Upon final liquidation of participant accounts, delinquent loans are reclassified as distributions.

2. Summary of Significant Accounting Policies
The financial statements of the Plan are prepared using the accrual method of accounting.
Investment Valuation
The Plan’s investments, except for the fully benefit-responsive investment contract, are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 6 for further discussion). The fully benefit-responsive investment contract is measured at contract value. Contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. (See Note 5 for further discussion).
Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.
Costs incidental to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the investment fund to which they relate and are netted against dividend and interest income. Certain administrative costs and expenses incurred by the Plan are paid out of the Plan’s assets, and the Company pays the remainder.
Risks and Uncertainties
Management believes the Plan’s investments are well diversified and do not create a significant concentration of interest rate, market, or credit risk. However, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ accounts and the amount reported in the Statements of Net Assets Available for Benefits. Participants assume all risk in connection with any decrease in the fair value of any securities in all the investment funds. Although the annual rates of return for the contracts held in the Contract Income Fund are guaranteed by major insurance companies and banks, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.
Other
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Benefit distributions are recorded when paid.

Subsequent Events
The Plan has evaluated subsequent events that have occurred through the date these financial statements were issued. Effective January 1, 2024, the former US employees of Meggitt plc acquired by the Company on September 12, 2022, became eligible to participate in the Plan. Effective January 9, 2024, investments of $762,255 were transferred from the Meggitt-USA, Inc 401(K) plan into the Plan. Additionally, the Plan assumed notes receivable from participants in the amount of $9,957. No subsequent events occurred that required adjustment to these financial statements.

3. Vesting, Withdrawals and Distributions
Contributions are always fully vested, except for the RIA contributions. Upon completion of three years of employment, RIA contributions become fully vested and may be withdrawn from the Plan only after termination. In general, participants’ accounts are disbursed from the Plan after termination of employment, but under certain circumstances, a portion of their accounts may be withdrawn while still actively employed, subject to certain limitations and restrictions.
After participants terminate employment for any reason, accounts may be distributed to the participant or to the participant’s designated beneficiary. Distribution from the Plan may be deferred until the age of 72, if the participant’s account exceeds five thousand dollars. Distributions are made either in a single payment, quarterly installments, or annuity purchase. Upon participant request, the Plan also allows the distribution of Parker common shares for amounts held in the Parker Stock Fund and Parker Stock Match Fund. The Plan provides that mandatory or involuntary lump-sum distributions in an amount more than one thousand dollars, but less than five thousand dollars, shall only be made in the form of an automatic rollover IRA. Dividends received by the Parker Stock Match Fund are either paid to the participants quarterly, annually, or reinvested quarterly, at the participants’ election.

4. Plan Investments

The following represents the fair value of Plan investments at December 31, 2023 and 2022:

	2023	2022
Cash and cash equivalents	$461	$728
Mutual funds	—	98,085
Equity securities	2,733,106	1,968,133
Common/Collective funds	3,701,172	2,978,788
Self-directed brokerage account	188,308	129,745
Other securities	—	127,325
Total Plan investments at fair value	$6,623,047	$5,302,804

5. Contract Income Fund
The Contract Income Fund holds a portfolio of separate account and synthetic guaranteed investment contracts (GICs) and other short-term securities. The fund is fully benefit-responsive and associated investments are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts since it is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses.
The following represents the disaggregation of contract value between types of investment contracts held by the Plan at December 31, 2023 and 2022:

	2023	2022
Short-term investment fund	$18,585	$12,213
Separate Account	56,786	54,933
Fixed maturity synthetic GICs	62,837	62,349
Constant duration synthetic GICs	356,520	421,874
	$494,728	$551,369

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs’ return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than zero percent.

Fixed maturity synthetic GICs generally consist of an asset or collection of assets and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased, and it will have an interest crediting rate of not less than zero percent.

Constant duration synthetic GICs consist of a portfolio of securities and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that benefit responsive payments will be made at book value for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets.
Withdrawals and transfers resulting from certain events, including employer-initiated events and changes in the qualification of the Plan may limit the ability of the fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan Administrator does not believe that the occurrence of any event which would limit the Plan’s ability to transact at book or contract value is probable.

6. Fair Value Measurements

The following is a summary of Plan investments measured at fair value on a recurring basis at December 31, 2023:

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$461	$461	$—	$—
Equity securities	2,733,106	2,733,106	—	—
Self-directed brokerage account	188,308	188,308	—	—
Total Plan investments in the fair value hierarchy	2,921,875	$2,921,875	$—	$—
Plan investments measured at net asset value (a)	3,701,172
Plan investments at fair value	$6,623,047

The following is a summary of Plan investments measured at fair value on a recurring basis at December 31, 2022:

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$728	$728	$—	$—
Mutual funds	98,085	98,085	—	—
Equity securities	1,968,133	1,968,133	—	—
Self-directed brokerage account	129,745	129,745	—	—
Total Plan investments in the fair value hierarchy	2,196,691	$2,196,691	$—	$—
Plan investments measured at net asset value (a)	3,106,113
Plan investments at fair value	$5,302,804

(a)Plan investments measured at net asset value per share (or its equivalent) as a practical expedient to fair value have not been classified in the fair value hierarchy. These amounts are being presented in the tables above to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

Refer to Note 1 for fund information included in the fair value tables above. The following is a description of the valuation methodologies used to measure the fair values in the tables above. There have been no changes in the methodologies used to measure fair value at December 31, 2023 and 2022.

Cash and cash equivalents: Valued at cost, which approximates fair value.

Mutual funds and equity securities: Measured at fair value using quoted market prices.

Self-directed brokerage account: Valued at the closing price reported on the open market of the individual securities.
Plan investments measured at net asset value per share and excluded from the fair value hierarchy are common/collective funds in the amount of $3,701,172 and $2,978,788, at December 31, 2023 and 2022, respectively and the PIMCO Total Return Portfolio fund in the amount of $127,325 at December 31, 2022. These Plan investments can be redeemed daily, without restriction on the timing of the redemption. Redemption of the entire investment balance generally requires at least 30-days' notice. At December 31, 2023 and 2022, the Plan had no unfunded commitments related to these investments.

The primary investment objective of all investment funds is to obtain a maximum total return and capital appreciation in an amount that at least equals various market-based benchmarks.

7. Tax Status
The Internal Revenue Service has determined and informed the Company, by letter dated April 4, 2017, that the terms of the Plan and related trust, outlined in its determination filing on January 26, 2016, comply with applicable sections of the Internal Revenue Code (IRC). Since the filing, the Plan has been amended to provide for various administrative changes. The Plan Administrator believes that the Plan continues to be designed and operated in compliance with the applicable provisions of the IRC.

United States generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The Plan Administrator has concluded that, as of December 31, 2023 and 2022, there were no uncertain tax positions taken or expected to be taken by the Plan. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

8. Plan Termination
Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or for any subsidiary or operating location. No amendment, modification, suspension, or termination may permit assets held in trust by the trustee to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, all participant accounts would become fully vested.

9. Party-In-Interest
Certain Plan investments are managed by Fidelity. Fidelity Management Trust Company, a subsidiary of Fidelity, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Callan LLC is the Plan's investment advisor. The Plan invests in several Callan sponsored funds which qualify as party-in-interest transactions.
The Plan also holds shares of Parker-Hannifin Corporation common stock. Investment activity related to these shares qualify as party-in-interest transactions.

10. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of Net Assets Available for Benefits per the financial statements at December 31, 2023 and 2022, to Form 5500:

	2023	2022
Net Assets Available for Benefits per Financial Statements	$7,285,965	$5,997,296
Adjustment from contract value to fair value for fully benefit-responsive GICs	(33,687)	(44,073)
Adjustment for deemed distributed participant loans[1]	(5,190)	(4,790)
Net Assets Available for Benefits per Form 5500	$7,247,088	$5,948,433
1Notes receivable from participants are reported on the Form 5500 as participant loans and are considered to be plan investments, while classified as notes receivable from participants in the Plan’s financial statements.
As a result of the adjustments above, Net income per Form 5500 is $1,298,655, a $9,986 increase from the net increase per the Statement of Changes in Net Assets Available for Benefits.

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2023
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Fidelity Investments	Money Market Funds	**	$461
*	Participant Investments	BrokerageLink Account: various stocks, mutual funds and REITs directed by participants	**	188,308
	Vanguard Group, Inc.	Vanguard Institutional 500 Index Fund	**	649,447
*	Callan Open Architecture Trust	Callan Small Cap Equity Fund	**	216,818
	Vanguard Group, Inc.	Vanguard Extended Market Index Fund	**	163,998
	Vanguard Group, Inc.	Vanguard Total Bond Market Index Fund	**	84,713
	Vanguard Group, Inc.	Vanguard Total International Stock Index Fund - Institutional Shares	**	59,835
*	Callan Open Architecture Trust	Callan Glidepath Retirement Income Fund	**	51,674
*	Callan Open Architecture Trust	Callan Glidepath 2015 Fund	**	30,981
*	Callan Open Architecture Trust	Callan Glidepath 2020 Fund	**	138,152
*	Callan Open Architecture Trust	Callan Glidepath 2025 Fund	**	383,846
*	Callan Open Architecture Trust	Callan Glidepath 2030 Fund	**	461,181
*	Callan Open Architecture Trust	Callan Glidepath 2035 Fund	**	377,268
*	Callan Open Architecture Trust	Callan Glidepath 2040 Fund	**	300,519
*	Callan Open Architecture Trust	Callan Glidepath 2045 Fund	**	177,870
*	Callan Open Architecture Trust	Callan Glidepath 2050 Fund	**	162,405
*	Callan Open Architecture Trust	Callan Glidepath 2055 Fund	**	106,438
*	Callan Open Architecture Trust	Callan Glidepath 2060 Fund	**	62,392
*	Callan Open Architecture Trust	Callan Glidepath 2065 Fund	**	30,408
*	Callan Open Architecture Trust	Callan Diversified Real Assets Fund	**	7,764
*	Callan Open Architecture Trust	Callan Core Bond Fund	**	120,661
*	Callan Open Architecture Trust	Callan International Equity Fund	**	114,803
	Mellon Investments Corporation	Contract Income Fund	**	461,041
*	Parker-Hannifin Corporation	Parker Stock Fund (1,079,558 Shares)	**	505,849
*	Parker-Hannifin Corporation	Parker Stock Match Fund (3,599,462 Shares)	**	1,678,552
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	TAIWAN SEMICONDUCTOR-SP ADR; Common Stock; 56,156 Shares	**	5,861
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ABBVIE INC; Common Stock; 62,044 Shares	**	9,615
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ADOBE INC; Common Stock; 12,742 Shares	**	7,602
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ADVANCED MICRO DEVICES; Common Stock; 43,137 Shares	**	6,359
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ALPHABET INC-CL C; Common Stock; 125,604 Shares	**	17,701
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	AMAZON.COM INC; Common Stock; 168,279 Shares	**	25,568
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	APPLE INC; Common Stock; 157,324 Shares	**	30,290
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	BAKER HUGHES CO; Common Stock; 112,199 Shares	**	3,835
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	BANK OF AMERICA CORP; Common Stock; 155,012 Shares	**	5,219

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2023
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	BIOMARIN PHARMACEUTICAL INC; Common Stock; 19,969 Shares	**	1,925
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	BIOGEN INC; Common Stock; 10,890 Shares	**	2,818
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	BOSTON SCIENTIFIC CORP; Common Stock; 106,866 Shares	**	6,178
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	BRISTOL-MYERS SQUIBB CO; Common Stock; 83,742 Shares	**	4,297
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	BURLINGTON STORES INC; Common Stock; 27,323 Shares	**	5,314
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	CENTENE CORP; Common Stock; 51,848 Shares	**	3,848
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	CHARTER COMMUNICATIONS INC-A; Common Stock; 14,070 Shares	**	5,469
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	CHIPOTLE MEXICAN GRILL INC; Common Stock; 2,460 Shares	**	5,626
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	CHURCH & DWIGHT CO INC; Common Stock; 47,329 Shares	**	4,475
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	COCA-COLA CO/THE; Common Stock; 99,019 Shares	**	5,835
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	COGNIZANT TECH SOLUTIONS-A; Common Stock; 42,579 Shares	**	3,216
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	CONOCOPHILLIPS; Common Stock; 55,756 Shares	**	6,472
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	CORPAY INC; Common Stock; 14,272 Shares	**	4,033
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	DANAHER CORP; Common Stock; 35,091 Shares	**	8,126
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	DEERE & CO; Common Stock; 12,540 Shares	**	5,033
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	DOW INC; Common Stock; 33,114 Shares	**	1,816
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	EOG RESOURCES INC; Common Stock; 38,959 Shares	**	4,712
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ELANCO ANIMAL HEALTH INC; Common Stock; 133,159 Shares	**	1,984
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ENDEAVOR GROUP HOLD-CLASS A; Common Stock; 93,872 Shares	**	2,228
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	EXXON MOBIL CORP; Common Stock; 93,455 Shares	**	9,344
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	META PLATFORMS INC-CLASS A; Common Stock; 42,388 Shares	**	15,004
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	FIFTH THIRD BANCORP; Common Stock; 0 Shares	**	3,805
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	FISERV INC; Common Stock; 25,026 Shares	**	3,324
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	GLOBE LIFE INC; Common Stock; 23,992 Shares	**	2,920
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	HILTON WORLDWIDE HOLDINGS IN; Common Stock; 25,688 Shares	**	4,678

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2023
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	HONEYWELL INTERNATIONAL INC; Common Stock; 36,622 Shares	**	7,680
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	HOWMET AEROSPACE INC; Common Stock; 49,605 Shares	**	2,685
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	INGERSOLL RAND INC COMMON STOC; Common Stock; 68,818 Shares	**	5,322
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	INTUIT INC; Common Stock; 9,021 Shares	**	5,638
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	KENVUE INC; Common Stock; 123,072 Shares	**	2,650
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	KEYSIGHT TECHNOLOGIES IN; Common Stock; 22,307 Shares	**	3,549
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	LIBERTY MEDIA CORP-LIBER-NEW; Common Stock; 59,523 Shares	**	1,713
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ELI LILLY & CO; Common Stock; 6,720 Shares	**	3,917
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	LOWE'S COS INC; Common Stock; 34,659 Shares	**	7,713
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	MASTERCARD INC - A; Common Stock; 36,377 Shares	**	15,515
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	MICROSOFT CORP; Common Stock; 120,843 Shares	**	45,442
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	MONDELEZ INTERNATIONAL INC-A; Common Stock; 58,532 Shares	**	4,264
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	MONSTER BEVERAGE CORP; Common Stock; 69,336 Shares	**	3,994
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	NEXTERA ENERGY INC; Common Stock; 112,102 Shares	**	6,809
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	NVIDIA CORP; Common Stock; 40,425 Shares	**	20,019
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	O'REILLY AUTOMOTIVE INC; Common Stock; 3,951 Shares	**	3,754
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	P G & E CORP; Common Stock; 196,294 Shares	**	3,541
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	PROGRESSIVE CORP; Common Stock; 55,965 Shares	**	8,914
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	RTX CORP; Common Stock; 63,351 Shares	**	5,330
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	REGENERON PHARMACEUTICALS; Common Stock; 5,290 Shares	**	4,646
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	S&P GLOBAL INC; Common Stock; 10,365 Shares	**	4,566
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	SAREPTA THERAPEUTICS INC; Common Stock; 17,078 Shares	**	1,647
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	SCHWAB (CHARLES) CORP; Common Stock; 93,710 Shares	**	6,447
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	SERVICENOW INC; Common Stock; 6,915 Shares	**	4,885
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	SOUTHERN CO/THE; Common Stock; 36,867 Shares	**	2,585

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2023
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	BLOCK INC; Common Stock; 38,930 Shares	**	3,011
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	STRYKER CORP; Common Stock; 21,694 Shares	**	6,514
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	T-MOBILE US INC; Common Stock; 21,262 Shares	**	3,409
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	TERADYNE INC; Common Stock; 31,353 Shares	**	3,402
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	TESLA INC; Common Stock; 22,371 Shares	**	5,559
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	TEXAS INSTRUMENTS INC; Common Stock; 41,372 Shares	**	7,052
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	TRUIST FINANCIAL CORP; Common Stock; 120,259 Shares	**	4,440
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	UBER TECHNOLOGIES INC; Common Stock; 50,519 Shares	**	3,110
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	UNION PACIFIC CORP; Common Stock; 24,449 Shares	**	6,005
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	UNITED PARCEL SERVICE-CL B; Common Stock; 31,267 Shares	**	4,916
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	UNITEDHEALTH GROUP INC; Common Stock; 21,885 Shares	**	11,522
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	VERTEX PHARMACEUTICALS INC; Common Stock; 10,120 Shares	**	4,118
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	WELLS FARGO & CO; Common Stock; 154,385 Shares	**	7,599
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	YUM! BRANDS INC; Common Stock; 43,436 Shares	**	5,675
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	EATON CORP PLC; Common Stock; 27,294 Shares	**	6,573
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	NEW LINDE PLC; Common Stock; 17,913 Shares	**	7,357
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	SEAGATE TECHNOLOGY HOLDINGS; Common Stock; 51,182 Shares	**	4,404
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	TRANE TECHNOLOGIES PLC; Common Stock; 25,771 Shares	**	6,286
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	ASML HOLDING NV-NY REG SHS; Common Stock; 3,828 Shares	**	2,897
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	NXP SEMICONDUCTORS NV; Common Stock; 46,637 Shares	**	10,758
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	DIGITAL REALTY TRUST INC; REIT; 17,697 Shares	**	2,403
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	PROLOGIS INC; REIT; 42,204 Shares	**	5,626
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	VENTAS INC; REIT; 74,623 Shares	**	3,753
	J. P. Morgan Inv. Mgmt Co - J. P. Morgan Analyst Large Cap Core Fund	Cash including money market and futures accounts	**	4,560
*	Participant Loans	Participant Loans -- 4.25% - 9.50%, maturing through 2036	—	87,420
	Total Investments		$—	$7,171,508

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2023
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
* Denotes Party-in-Interest
** Cost information is not required for participant-directed investments

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARKER RETIREMENT SAVINGS PLAN

BY:	Parker-Hannifin Corporation,
Plan Administrator

BY:	/s/ Todd M. Leombruno
Todd M. Leombruno
Executive Vice President and Chief Financial Officer
Parker-Hannifin Corporation,
Plan Administrator
June 25, 2024

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-130123 and 333-186733) pertaining to the Parker Retirement Savings Plan of Parker-Hannifin Corporation of our report dated June 25, 2024, with respect to the financial statements and supplement schedule of the Parker Retirement Savings Plan included in this Annual Report (Form 11-K) as of and for the year ended December 31, 2023.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY
Cleveland, Ohio

June 25, 2024